BP

[redacted]

04004291

L 3-19

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quince Hill Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 P Street, NW
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Levine 202-265-9490
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman
(Name – *if individual, state last, first, middle name*)

Two Hopkins Plaza, Suite 2100	Baltimore	Maryland	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Susan Levine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quince Hill Partners, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan B. Levine
Signature

Managing Member
Title

Notary Public

My Commission Expires: 4/14/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

QUINCE HILL PARTNERS, LLC

DECEMBER 31, 2003

Quince Hill Partners, LLC

TABLE OF CONTENTS

Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza, Suite 2100
Baltimore, MD 21201
410-783-4900 Phone
410-727-0460 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT

To the Members
Quince Hill Partners, LLC

We have audited the accompanying statement of financial condition of Quince Hill Partners, LLC as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quince Hill Partners, LLC as of December 31, 2003, and the results of operations, the changes in members' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder & Silverman

Baltimore, Maryland
January 15, 2004

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE • SACRAMENTO

Quince Hill Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

CURRENT ASSETS		
Cash	$	27,784
Commissions receivable		5,337
Prepaid expenses		2,260
		35,381
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $8,549		18,567
Total assets	$	53,948

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	850
MEMBERS' EQUITY		53,098
Total liabilities and members' equity	$	53,948

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2003

Revenue	
Commissions	$ 55,940
Expenses	
Professional fees	16,279
General and administrative	13,559
Insurance	15,307
Repairs and maintenance	20
Utilities	215
Rent	11,500
Compliance fees	3,347
Licenses and permits	100
Travel and entertainment	2,855
Commission expense	55,000
Depreciation	4,377
Total expenses	122,559
NET LOSS	$ (66,619)

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2003

Balance at December 31, 2002	$	49,717
Members' contributions		70,000
Net loss		(66,619)
Balance, December 31, 2003	$	53,098

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (66,619)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	4,377
(Increase) decrease in assets	
Commissions receivable	2,663
Prepaid expenses	(1,760)
Increase (decrease) in liabilities	
Accrued expenses	(227)
Net cash used in operating activities	(61,566)
Cash flows from investing activities	
Purchase of furniture and equipment	(1,631)
Net cash used in investing activities	(1,631)
Cash flows from financing activities	
Contribution	70,000
Net cash provided by financing activities	70,000
NET INCREASE IN CASH	6,803
Cash, beginning of year	20,981
Cash, end of year	$ 27,784

See notes to financial statements

Quince Hill Partners, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - ORGANIZATION

Quince Hill Partners, LLC, a D.C. Limited Liability Company, (the Company) was formed on December 18, 2001, for the purpose of providing clients with services relating to raising investment funds and for any other lawful business as the Members may from time to time determine. The services provided are for institutional customers. A limited liability company limits the liability of its Members to their investments. The Company operates its broker/dealer business on an introducing firm basis. For the year ended December 31, 2003, the broker/dealer business accounted for 100% of total revenue.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Commissions Receivable and Bad Debts

Commissions receivable represent commissions due from institutions. Commissions receivable are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

As an LLC, the Company incurs no income taxes. The members are taxed on the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission, Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $26,394 at December 31, 2003, which satisfies the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was .032 to 1 at December 31, 2003.

NOTE D - RELATED PARTY TRANSACTIONS

Rental Agreement

The Company entered into a one-year rental agreement on February 1, 2002 with a month-to-month option from February 1, 2003 to November 6, 2003 with a Member for office space. The agreement provided for monthly rental payments of $1,000 starting on the seventh month of the agreement. Total payments were accrued pro rata over the life of the lease. Rent of $11,500 had been charged to operations and $-0- remained payable as of December 31, 2003. A new six month lease was signed with Chatel Real Estate on November 7, 2003.

NOTE E - CONCENTRATION OF CREDIT RISK

Commission Revenue

In accordance with an agreement dated October 7, 2002 with Ramius Capital/Urban American, the managing member of the Quince Hill Partners, LLC has been appointed as the "Fundraiser" for RCG Urban American Real Estate Fund I, LP (Fund I). The Fundraiser will be primarily responsible for obtaining capital commitments to Fund I in the form of subscription agreements for limited partner interests. In addition, the Fundraiser will work with Fulcrum Partners, LLC to complete the offering documents for Fund I. The Fundraiser shall be compensated on a success basis only, with respect to any new investor who commits to Fund I. Commission revenue earned from fundraising was $47,000 for the year ended December 31, 2003. Other commission revenue was earned from Rockwood Capital for closed funds in the amount of $3,602 for the year ended December 31, 2003.

SUPPLEMENTAL INFORMATION

Quince Hill Partners, LLC

SCHEDULE OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

Year ended December 31, 2003

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness	$	850
COMPUTATION OF NET CAPITAL		
Total members' equity from statement of financial condition		53,098
Less: Commissions receivable		5,337
Other deductions and/or charges		
Property and equipment, net of accumulated depreciation		18,567
Prepaid expense		2,260
Net capital before haircuts on securities positions		26,934
Haircuts on securities		
Other securities		-
Net haircuts on securities		-
Net capital	$	26,934
CAPITAL REQUIREMENTS		
Net capital required	$	5,000
Net capital in excess of requirements		21,934
Net capital, as shown above	$	26,934

Quince Hill Partners, LLC

RECONCILIATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Year ended December 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION

Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$	850
Changes as noted during audit		
Other adjustments		-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$	850
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$	26,934
Changes as noted during audit		
Other adjustments		-
Net capital per schedule of computation of aggregate indebtedness and net capital	$	26,934

Quince Hill Partners, LLC

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Year ended December 31, 2003

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

Quince Hill Partners, LLC

SIPC ASSESSMENT

Year ended December 31, 2003

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2003. This assessment has been paid as of December 31, 2003.

Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza, Suite 2100
Baltimore, MD 21201
410-783-4900 Phone
410-727-0460 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Quince Hill Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Quince Hill Partners, LLC for the year then ended, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE • SACRAMENTO

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Fedder & Silverman

Baltimore, Maryland
January 15, 2004